FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry Nº 42

Santiago, January 5, 2012

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf N° 150, 14th Floor, Commune of Las Condes, a company  registered in the Chilean Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9 and second paragraph  of article 10, both contained in Law N° 18.045, and in the Regulation of General Application (Norma de Carácter General) N° 30, issued by such Superintendency:

Yesterday, Celulosa Arauco y Constitución S.A. has set the price and conditions of the bonds that will be issued in the United States of America on January 11, 2012, in the principal amount of US$ 500,000,000. The term of the bonds is 10 years. The interest rate is 4.75% per annum. The principal will be repaid on the date of maturity of the bonds, which is January 11, 2022, while interest will be payable on a semi-annual basis.

The funds resulting from this issuance will be used to refinance the Company’s indebtedness and for other corporate purposes.

In compliance with Circular No. 1072 dated May 14, 1992 of the Superintendency of Securities and Insurance, we hereby enclose the “Bond Placement Abroad Material Fact Form” (Formulario Hecho Esencial Colocación de Bonos en el Extranjero).

The copy of the contracts that shall govern the bond placement, as well as the laws and regulations of the United States of America that regulate this matter, will be sent to you as soon as they are available.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Executive Vice President

c.c.
- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago
- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago
- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso
- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

BOND PLACEMENT ABROAD

MATERIAL FACT FORM

1.0  IDENTIFICATION OF THE ISSUER

1.1	Company name: CELULOSA ARAUCO Y CONSTITUCIÓN S.A. (the “Company”)

1.2	Alternate name: -.-

1.3	Taxpayer Identification Number: 93,458,000 - 1

1.4	Registration number in the Securities Registry: 042, on June 14, 1982

1.5	Address: Avenida El Golf 150, 14th Floor, Commune of Las Condes, Santiago, Chile.

1.6	Telephone number: 461 - 7200

1.7
Activities and business: Manufacture of pulp, paper and derivatives, by-products and analogous products; manage, handle and exploit forestry lands or forestry capability lands as well as sawmills and analogous exploitations; transfer, export and generally market the above-indicated products, particularly wood, pulp and paper.

2.0  THIS COMMUNICATION IS MADE BY VIRTUE OF THE PROVISION IN ARTICLE 9 AND THE SECOND PARAGRAPH OF ARTICLE 10 OF LAW No. 18,045, AND IT REFERS TO A MATERIAL FACT IN RESPECT OF THE COMPANY, ITS BUSINESS, ITS PUBLIC OFFER SECURITIES AND/OR THE OFFER THEREOF, AS THE CASE MAY BE.

3.0  CHARACTERISTICS OF THE ISSUANCE

3.1	Currency of denomination: Dollars of the United States of America (US$)

3.2	Total amount of issuance: US$ 500,000,000.

3.3
To the bearer /to the order:  Fully registered in the name of The Depository Trust Company (DTC), which does not prevent its free transferability to qualified institutional investors, in accordance with the provisions in Rule 144A of the Securities Act of the United States of America, or to investors outside the United States of America, in accordance with Regulation S, under the same Securities Act.

Subsequently, the securities shall be substituted or exchanged with substitute securities or “exchange securities”, each of which shall be registered with the Securities and Exchange Commission of the United States of America, or “SEC”.

3.4	Series: One, maturing January 11, 2022.

3.4.1	Amount of the series: US$ 500,000,000.

3.4.2	No. of bonds: One Global Bond (as such term is defined in the offering document or, the “Offering Memorandum”).

3.4.3	Bond Nominal Value: US$ 500,000,000.

3.4.4	Type of indexation: -.-

3.4.5	Interest rate: 4.75% per annum.

3.4.6	Date of issuance: January 11, 2012.

3.4.7	Table of development:

No. of interest installment	No. of amortization installment	Date	Interest	Amortization	Total installment	Balance of principal
1		07/11/2012	11,875,000		11,875,000	500,000,000
2		01/11/2013	11,875,000		11,875,000	500,000,000
3		07/11/2013	11,875,000		11,875,000	500,000,000
4		01/11/2014	11,875,000		11,875,000	500,000,000
5		07/11/2014	11,875,000		11,875,000	500,000,000
6		01/11/2015	11,875,000		11,875,000	500,000,000
7		07/11/2015	11,875,000		11,875,000	500,000,000
8		01/11/2016	11,875,000		11,875,000	500,000,000
9		07/11/2016	11,875,000		11,875,000	500,000,000
10		01/11/2017	11,875,000		11,875,000	500,000,000
11		07/11/2017	11,875,000		11,875,000	500,000,000
12		01/11/2018	11,875,000		11,875,000	500,000,000
13		07/11/2018	11,875,000		11,875,000	500,000,000
14		01/11/2019	11,875,000		11,875,000	500,000,000
15		07/11/2019	11,875,000		11,875,000	500,000,000
16		01/11/2020	11,875,000		11,875,000	500,000,000
17		07/11/2020	11,875,000		11,875,000	500,000,000
18		01/11/2021	11,875,000		11,875,000	500,000,000
19		07/11/2021	11,875,000		11,875,000	500,000,000
20	1	01/11/2022	11,875,000	500,000,000	511,875,000.00	-

3.5	Guaranties: Yes No X

3.5.1	Type and amount of the guaranties: -.-

3.6	Extraordinary amortization: Yes No X

3.6.1	Procedures and dates

The bonds may be redeemed, in whole or in part, at any time, at a redemption price equal to the higher of:  (i) 100% of the principal amount of the bonds to be redeemed, and (ii) the aggregate of the present value of the Remaining Scheduled Payments of principal and interest of the bonds to be redeemed (excluding interest accrued on the relevant redemption date) discounted as of the redemption date on a semi-annual basis (assuming a year of 360 days of 12 months of 30 days) at the Treasury Rate plus 45 basis points, plus, in the case of the amounts indicated in (i) and (ii), the interest accrued but unpaid on the amount of principal of the bonds subject to redemption as of the date thereof. Additionally, the bonds may be redeemed, in whole or in part, at any time, as from three months before the maturity date, at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, plus the interest accrued but unpaid on the amount of principal of the bonds subject to redemption as of the date thereof.

For that purpose, the Company shall provide a notice to the bondholders, no less than 30 days and no more than 60 days prior to the date in which the redemption is intended.

The bonds referred to above may also be redeemed early, in whole but not in part, by providing a notice to the bondholders no less than 30 days and no more than 90 days prior to the date of redemption, in the event that (i) the Company certifies that it is or shall be obligated to pay Additional Amounts  (as such term is defined in the Offering Memorandum) on account of Chilean taxes applicable to the interest on the Bonds, and  (ii) that such obligation may not be avoided by the Company, after having taken all reasonable measures available to the Company.

4.0	OFFER: Public Private
                                                                                                                     X

The Company has undertaken to subsequently substitute or exchange the issued bonds with substitute securities or “exchange securities”, each of which shall be registered with the United States Securities and Exchange Commission or “SEC”, and upon which process the offer shall become public.

5.0	COUNTRY OF PLACEMENT

5.1	Name: United States of America

5.2
Rules to obtain the authorization to transact:  Currently, the rules established in Rule 144A of the United States Securities Act, and Regulation S, under the same Securities Act. Once the bonds have been exchanged by the registered securities, there shall be applicable to the Bonds the rules of the following laws and regulations of the United States of America:  The Securities Act of 1933, The Securities Exchange Act of 1934, and the Trust Indenture Act of 1939.

6.0.	INFORMATION TO BE PROVIDED: These matters shall be informed to you upon the execution of the Indenture Agreement with The Bank of New York Mellon, which shall be the “Trustee”.

7.0	PURCHASE AGREEMENT

7.1	General characteristics

a)
J.P. Morgan Securities LLC is the representative of the initial purchasers of the Bonds.  In turn, the initial purchasers and “Joint Book-running Managers” will be the banks J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc. and Scotia capital (USA) Inc.;

b)	Disbursement of the principal on the part of the initial purchasers and “Joint Book-running Managers” shall take place on January 11, 2012.

c)	The Company will pay a sales commission to the initial purchasers and “Joint Book-running Managers”, calculated on the amount of the placement.

d)
The Company will make all payments related to the Bonds free and clear from any present or future tax collected or withheld by the Republic of Chile, or any political subdivision thereof.  In the event that the law shall require that the Company effects a withholding or deduction in respect of any payment it is obligated to make in connection with the Bonds, the Company shall pay the holders of the bonds those Additional Amounts in such a manner as to ensure that the amounts received by the holder of the bonds after such deductions or withholdings are equivalent to the amounts they would have received had those deductions or withholdings not existed.

7.2	Rights and obligations of the Bondholders:

a)	The bondholders may transfer the Bonds in the manner set forth in the Offering Memorandum.

b)	Those rights and obligations to be set forth in the Indenture.

8.0	OTHER MATERIAL INFORMATION

a)	Events of default: The following events of default have been agreed upon:

a.1)	If the Company incurs in any default in the payment of the principal owed on the Bonds, whether at their maturity date, at the time of redemption or otherwise;

a.2)	Any default on the part of the Company in the payment of interest or Additional Amounts owed on the Bonds, in case such default is not remedied within a period of 30 days;

a.3)
The default on any obligation, term or commitment assumed by the Company either in the Bonds or the Indenture, and the continuance of such default for a period of over 60 days, counted as from the written notice to that effect provided by the Trustee, or bondholders representing at least 25% of the principal outstanding;

a.4)
The default on the payment of principal or interest on the Indebtedness (as such term is defined in the Indenture) of the Company or any of its Significant Subsidiaries (as such term is defined in the Indenture) in respect of an amount of capital exceeding US$ 75,000,000, or its equivalent in other currency, when such Indebtedness is due or payable, if such default shall continue beyond the grace period, should there be any such period, originally applicable to this Indebtedness and such Indebtedness shall have been accelerated; or

a.5)	Certain events of bankruptcy or insolvency in respect of the Company or a Significant Subsidiary (as such term is defined in the Indenture).

b)	Obligations of the Company:

b.1)
The Company commits itself that neither the Company nor its Subsidiaries (as such term is defined in the Offering Memorandum) shall issue, assume or secure any Indebtedness, if such Indebtedness is secured by a Specified Property (as such term is defined in the Offering Memorandum), unless, simultaneously with the issuance, assumption or securing of the same Indebtedness, the Bonds are equally and ratably secured.  The cases and percentages indicated in the Offering Memorandum shall be exempted.

b.2)	The Offering Memorandum sets forth certain restrictions as to mergers, consolidations or transfers of the totality of the assets of the Company.

c)
Applicable law and jurisdiction:  The applicable law is the law of the State of New York. The Company agreed to submit itself to the non-exclusive jurisdiction of the state courts of the State of New York, or the federal courts located in Manhattan, New York, United States of America.

d)
Appointment of Process Agent in New York for purposes of service of process:  The Company has appointed CT Corporation System as its process agent in New York for purposes of the legal actions that may be instituted against it.

9.0	STATEMENT OF RESPONSIBILITY

Name                                Position                                           Id. No.                                Signature

Matias Domeyko C.      Chief Executive Officer    5,868,254-3

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: January 18, 2012	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President